Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on April 06, 2021

NFA ID 0438800 ING CAPITAL MARKETS LLC
Submitted by GERARD KOSKE (KOSKEG)

Business Information

Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone Number	**646-424-6785**
Fax Number	**646-424-6444**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Location of Business Records

Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**

Registration Contact Information

First Name	**GERARD**
Last Name	**KOSKE**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6242**
Fax	**646-424-6444**
Email	**GERARD.KOSKE@ING.COM**

Enforcement/Compliance Communication Contact Information

First Name	**ALEXIS**
Last Name	**FRASER**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6254**
Fax	**646-424-6444**
Email	**ALEXIS.FRASER@ING.COM**

First Name	**GERARD**
Last Name	**KOSKE**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6242**
Fax	**646-424-6444**
Email	**GERARD.KOSKE@ING.COM**

First Name	**JOHN**
Last Name	**MCCARTHY**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6785**
Fax	**646-424-6444**
Email	**JMCCARTHY@ING.COM**

Membership Contact Information

Membership Contact

First Name	**JOHN**
Last Name	**MCCARTHY**
Title	**DIRECTOR OF COMPLIANCE**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6785**
Fax	**646-424-6444**
Email	**JOHN.MCCARTHYCOMPLIANCE@ING.COM**

Accounting Contact

First Name	**PATRICK**
Last Name	**ROACH**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-8131**
Email	**PATRICK.ROACH@ING.COM**

Arbitration Contact

First Name	**MARCY**
Last Name	**COHEN**
Title	**GENERAL COUNSEL**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6159**
Fax	**646-424-6444**
Email	**MARCY.COHEN@ING.COM**

Compliance Contact

First Name	**JOHN**
Last Name	**MCCARTHY**
Title	**DIRECTOR OF COMPLIANCE**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6785**
Fax	**646-424-6444**
Email	**JOHN.MCCARTHYCOMPLIANCE@ING.COM**

Chief Compliance Officer Contact

First Name	**JOHN**
Last Name	**MCCARTHY**
Title	**DIRECTOR OF COMPLIANCE**
Street Address 1	**1133 AVENUE OF THE AMERICAS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**
Phone	**646-424-6785**
Fax	**646-424-6444**
Email	**JMCCARTHY@ING.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.